FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☑            Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      ☐           No       ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      ☐            No      ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      ☐            No      ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

		Page
		Sequential Page
Item		Number
1.	Unaudited Interim Consolidated Financial Information as of June 30, 2004	1
2.	Consolidated Balance Sheet Analysis	7
3.	Consolidated Income Statement Analysis	9
4.	Recent Developments	14

i

ITEM 1

Enersis S.A. and Subsidiaries

Index to the Unaudited Consolidated Information

Consolidated Balance Sheets of June 30, 2003 and 2004.	2
Consolidated Income Statement for the six months ended June 30, 2003 and 2004.	4
Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2004.	5

     The financial statements as of and for the six-month periods ended June 30, 2003 and 2004 included in this report include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations. These financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in Chile, which differ in material respects from the accounting principles generally accepted in the United States. See note 37 to the consolidated financial statements included in our annual report on Form 20-F/A for the year ended December 31, 2003. Results for the six months ended June 30, 2004 are not necessarily indicative of results for our fiscal year ending December 31, 2004 or any other period.

CONSOLIDATED BALANCE SHEET

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
CURRENT ASSETS
Cash	365,440	55,062	(310,378)	(84.9%)
Time deposits	345,742	319,938	(25,804)	(7.5%)
Marketable securities	12,898	13,655	757	5.9%
Accounts receivable	525,941	532,824	6,883	1.3%
Notes receivable	5,046	3,314	(1,732)	(34.3%)
Other accounts receivable	105,490	45,451	(60,039)	(56.9%)
Amounts due from related companies	193,438	146,342	(47,096)	(24.3%)
Inventories	58,528	74,255	15,727	26.9%
Income taxes to be recovered	76,735	92,715	15,980	20.8%
Prepaid expenses	20,098	34,438	14,340	71.3%
Deferred income taxes	50,124	56,970	6,846	13.7%
Other current assets	114,448	25,135	(89,313)	(78.0%)
Net of long-term leasing contracts	—	—	—	—
Net of assets for leasing	—	—	—	—
Total current assets	1,873,927	1,400,099	(473,828)	(25.3%)
PROPERTY, PLANT AND EQUIPMENT
Property	127,431	121,342	(6,089)	(4.8%)
Buildings and infrastructure	11,134,639	10,671,817	(462,822)	(4.2%)
Plant and equipment	2,060,865	1,897,252	(163,613)	(7.9%)
Other assets	440,030	335,745	(104,285)	(23.7%)
Technical reappraisal	728,339	661,961	(66,378)	(9.1%)
Sub-total	14,491,304	13,688,119	(803,185)	(5.5%)
Accumulated depreciation	(5,200,645)	(5,251,006)	(50,361)	(1.0%)
Total property, plant and equipment	9,290,659	8,437,113	(853,546)	(9.2%)
OTHER ASSETS
Investments in related companies	207,861	202,060	(5,801)	(2.8%)
Investments in other companies	157,765	142,854	(14,911)	(9.5%)
Positive goodwill	820,537	764,017	(56,520)	(6.9%)
Negative goodwill	(83,724)	(75,443)	8,281	9.9%
Long-term receivables	154,556	111,867	(42,689)	(27.6%)
Amounts due from related companies	3,061	717	(2,344)	(76.6%)
Deferred income taxes	—	—	—	—
Intangibles	89,484	86,537	(2,947)	(3.3%)
Accumulated amortization	(42,312)	(44,756)	(2,444)	(5.8%)
Others	272,332	178,498	(93,834)	(34.5%)
Net of long-term leasing contracts	—	—	—	—
Total other assets	1,579,562	1,366,351	(213,211)	(13.5%)
TOTAL ASSETS	12,744,148	11,203,563	(1,540,585)	(12.1%)

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	327,574	237,883	(89,691)	27.4%
Due to banks and financial institutions (portion of long term)	160,325	143,144	(17,181)	10.7%
Commercial paper equivalent	6,311	—	(6,311)	100.0%
Bonds payable (short-term)	403,793	90,316	(313,477)	77.6%
Long-term liabilities maturing before one year	35,466	24,431	(11,035)	31.1%
Dividends payable	6,212	22,909	16,697	—
Accounts payable	226,953	217,910	(9,043)	4.0%
Notes payable	31,000	22,419	(8,581)	27.7%
Miscellaneous payables	95,395	43,041	(52,354)	54.9%
Accounts payable to related companies	15,327	91,648	76,321	—
Provisions	77,883	44,443	(33,440)	42.9%
Withholdings	69,357	60,485	(8,872)	12.8%
Income tax	41,899	32,575	(9,324)	22.3%
Anticipated income	14,748	9,369	(5,379)	36.5%
Deferred taxes	—	—	—	—
Reimbursable financial contribution	2,830	1,897	(933)	33.0%
Other current liabilities	53,972	48,652	(5,320)	9.9%
Total current liabilities	1,569,045	1,091,121	(477,924)	30.5%
LONG-TERM LIABILITIES
Due to banks and financial institutions	2,146,124	754,648	(1,391,476)	64.8%
Bonds payable	1,987,133	2,588,826	601,693	(30.3%)
Notes payable	180,380	160,161	(20,219)	11.2%
Miscellaneous payables	20,646	25,670	5,024	(24.3%)
Amounts payable to related companies	901	—	(901)	100.0%
Provisions	326,859	328,356	1,497	(0.5%)
Deferred taxes	29,814	56,759	26,945	(90.4%)
Reimbursable financial contribution	11,722	7,535	(4,187)	35.7%
Other long-term liabilities	74,866	35,602	(39,264)	52.4%
Total long-term liabilities	4,778,445	3,957,556	(820,889)	17.2%
Minority interest	3,870,064	3,517,221	(352,843)	(9.1%)
SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,099,820	2,227,711	127,891	6.1%
Reserve to equity revaluation	8,313	17,822	9,509	114.4%
Additional paid-in capital-share premium	166,557	160,027	(6,530)	(3.9%)
Other reserves	35,603	29,990	(5,613)	(15.8%)
Total capital and reserves	2,310,292	2,435,550	125,258	5.4%
Future dividends reserve	—	—	—	—
Retained earnings	177,253	190,970	13,717	7.7%
Retained losses	—	—	—	—
Net income	40,124	13,774	(26,350)	(65.7%)
Interim dividends	—	—	—	—
Development subsidiaries deficits	(1,075)	(2,629)	(1,554)	144.6%
Total retained earnings	216,302	202,114	(14,188)	(6.6%)
Total shareholders’ equity	2,526,594	2,637,665	111,071	4.4%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,744,148	11,203,563	(1,540,585)	(12.1%)

CONSOLIDATED INCOME STATEMENT

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
CONS. INCOME STATEMENT
Revenues from Generation	476,350	536,991	60,641	12.7%
Revenues from Distribution	867,138	971,017	103,879	12.0%
Revenues from Other Businesses.	84,350	78,464	(5,886)	(7.0%)
Consolidation Adjustments	(162,641)	(158,016)	4,625	2.8%
Operating Revenues	1,265,197	1,428,456	163,259	12.9%
Op. Costs from Generation	(280,726)	(325,123)	(44,397)	(15.8%)
Op. Costs from Distribution	(683,914)	(760,770)	(76,856)	(11.2%)
Op. Costs from Other Businesses	(64,462)	(62,114)	2,348	3.6%
Consolidation Adjustments	148,949	145,074	(3,875)	(2.6%)
Operating Costs	(880,153)	(1,002,933)	(122,780)	(13.9%)
Operating Margin	385,044	425,523	40,479	10.5%
SG&A from Generation	(15,390)	(22,367)	(6,977)	(45.3%)
SG&A from Distribution	(73,203)	(71,507)	1,696	2.3%
SG&A from Other Businesses	(15,269)	(15,065)	204	1.3%
Consolidation Adjustments	13,605	14,054	449	3.3%
Selling and Administrative Expenses	(90,257)	(94,885)	(4,628)	(5.1%)
Operating Income	294,787	330,638	35,851	12.2%
Interest Income	38,648	35,820	(2,828)	(7.3%)
Interest Expense	(208,283)	(186,940)	21,343	10.2%
Net Financial Income (Expenses)	(169,635)	(151,120)	18,515	10.9%
Equity Gains from Related Companies	20,365	16,097	(4,268)	(21.0%)
Equity Losses from Related Companies	(279)	(2)	277	99.3%
Net Income from Related Companies	20,086	16,095	(3,991)	(19.9%)
Other Non Operating Income	133,989	50,915	(83,074)	(62.0%)
Other Non Operating Expenses	(175,852)	(63,520)	112,332	63.9%
Net other Non Operating Income (Expense)	(41,864)	(12,605)	29,259	69.9%
Price Level Restatement	(8,101)	1,749	9,850	121.6%
Foreign Exchange Effect	8,359	11,850	3,491	41.8%
Net of Monetary Exposure	258	13,599	13,341	—
Positive Goodwill Amortization.	(27,084)	(26,928)	156	0.6%
Non Operating Income	(218,239)	(160,959)	57,280	26.2%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	76,548	169,679	93,131	121.7%
Extraordinary Items	—	—	—	—
Income Tax	(57,849)	(112,164)	(54,315)	(93.9%)
Minority Interest	(22,727)	(53,195)	(30,468)	(134.1%)
Negative Goodwill Amortization.	44,152	9,454	(34,698)	(78.6%)
NET INCOME	40,124	13,774	(26,350)	(65.7%)

CONSOLIDATED CASH FLOW

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
Net income (loss) for the year	40,123	13,774	(26,349)	(65.7%)
Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(82,394)	(245)	82,149	99.7%
Charges (credits) which do not represent cash flows:
Depreciation	231,479	207,021	(24,458)	(10.6%)
Amortization of intangibles	4,835	3,360	(1,475)	(30.5%)
Write-offs and accrued expenses	18,770	42,084	23,314	124.2%
Accrued profit from related companies (less)	(20,364)	(16,097)	4,267	21.0%
Accrued losses from related companies	279	2	(277)	(99.3%)
Amortization of positive goodwill	27,084	26,928	(156)	(0.6%)
Amortization of negative goodwill (less)	(44,152)	(9,455)	34,697	78.6%
Net, price-level restatement	8,101	(1,749)	(9,850)	(121.6%)
Net, foreign exchange effect	(8,359)	(11,850)	(3,491)	(41.8%)
Other credits which do not represent cash flow (less)	(11,472)	(16,698)	(5,226)	(45.6%)
Other charges which do not represent cash flow	93,859	34,267	(59,592)	(63.5%)
Asset variations which affect cash flow:
Decrease in receivables accounts	(121,180)	14,618	135,798	112.1%
Decrease (increase) in inventory	515	(5,562)	(6,077)	—
Decrease (increase) in other assets	(15,380)	(4,755)	10,625	69.1%
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income.	(51,720)	(28,610)	23,110	44.7%
Increase of payable interest	6,224	13,198	6,974	112.0%
Net increase (decrease) of payable income tax	10,164	3,258	(6,906)	(67.9%)
Increase (decrease) of other payable accounts related to non-operating income	50,024	(36,793)	(86,817)	(173.5%)
Net (decrease) of payable value added tax and other taxes	62,741	(11,924)	(74,665)	(119.0%)
Profit related to minority interest	22,727	53,195	30,468	134.1%
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	221,901	267,971	46,070	20.8%
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed	468,418	—	(468,418)	—
Proceeds from loans hired	428,944	500,851	71,907	16.8%
Proceeds from debt issuance	32,907	163,344	130,437	—

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
Proceeds from loans obtained from related companies	—	—	—	—
Proceeds from other loans obtained from related companies	—	—	—	—
Other sources of financing	7,127	19,868	12,741	178.8%
Capital paid	(10,012)	(4,047)	5,965	—
Dividends paid	(62,573)	(58,728)	3,845	6.1%
Loans, debt amortization (less)	(465,321)	(743,176)	(277,855)	(59.7%)
Issuance debt amortization (less)	(140,096)	(17,645)	122,451	87.4%
Amortization of loans obtained from related companies	(4,503)	—	4,503	100.0%
Amortization of other loans obtained from related companies	—	—	—	—
Expenses paid related to capital variations (less)	—	—	—	—
Expenses paid related to debt issuance (less)	(99)	(1,312)	(1,213)	—
Other disbursements related to financing (less)	(78,486)	(7,541)	70,945	90.4%
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	176,307	(148,387)	(324,694)	(184.2%)
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	161,684	1,275	(160,409)	(99.2%)
Sale of long-term investments	120,674	2,588	(118,086)	—
Collection upon other loans to related companies	7,604	6,201	(1,403)	(18.5%)
Other income on investments	50,231	38,091	(12,140)	(24.2%)
Additions to fixed assets (less)	(147,747)	(127,414)	20,333	13.8%
Long-term investments (less)	(25)	—	25	100.0%
Investment in financing instruments	—	(236)	(236)	—
Other loans to related companies (less)	(208)	—	208	100.0%
Other investment disbursements (less)	(7,072)	(1,672)	5,400	76.4%
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	185,140	(81,167)	(266,307)	(143.8%)
NET POSITIVE CASH FLOW FOR THE PERIOD	583,348	38,418	(544,930)	(93.4%)
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(54,107)	18,285	72,392	133.8%
NET VARIATION OF CASH AND CASH EQUIVALENT	529,242	56,703	(472,539)	(89.3%)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	224,967	333,822	108,855	48.4%
FINAL BALANCE OF CASH AND CASH EQUIVALENT	754,208	390,524	(363,684)	(48.2%)

ITEM 2

CONSOLIDATED BALANCE SHEET ANALYSIS

     The Company’s total assets decreased Ch$1,541 billion with respect to the same period of the previous year. This is principally due to:

•	A decrease of Ch$854 billion, or 9.2% in fixed assets due principally to depreciation of one year (approximately Ch$420 billion) and to the effect of the exchange rate on the fixed assets of our foreign subsidiaries as a result of applying Technical Bulletin Nº 64.

•	Current assets decreased by Ch$474 billion due principally to:

•	The reduction of Ch$310 billion in cash and bank deposits, explained mainly by the fact that as of June 2003, the Company had received cash in connection with the first subscription period of shares during its capital increase.

•	The reduction of Ch$89 billion in other current assets, explained principally by a reduction of Ch$56 billion in forward contracts, a reduction of Ch$13 billion in deferred expenses credits, a reduction of Ch$9 billion in investments in repurchase/sale agreements and a reduction of Ch$7 billion in deposits on obligations.

•	The reduction of Ch$60 billion in various debtors due principally to the payment from OHL of Ch$38 billion for the sale of Infraestructura 2000 and Ch$12 billion less in advance payments to Codensa.

•	The reduction of Ch$26 billion in term deposits as a result of the decrease of Ch$213 billion in deposits in Enersis, partially offset by increases in deposits of Ch$81 billion and Ch$98 billion from the generation of cash in the Colombian companies, Emgesa and Luz de Bogotá, respectively.

•	The reduction of Ch$47 billion in short term accounts receivable from related companies, explained by the repayment of the Atacama Finance loan in Ch$23 billion and by the effect of the exchange rate on the loans denominated in dollars.

•	The increase of Ch$16 billion in tax receivables principally in Elesur for Ch$46 billion, partially compensated by reductions of Ch$16 billion in Coelce, Ch$8 billion in Enersis, Ch$8 billion in Endesa and Ch$7 billion in Chilectra.

•	Other long term assets decreased Ch$213 billion, explained mainly as follows:

•	A reduction of Ch$57 billion in the positive goodwill that corresponds mainly to the amortization of a whole year of approximately Ch$53 billion. The difference is the result of the exchange rate in Chile, for that positive goodwill in the subsidiaries which are controlled in dollars.

•	A reduction of Ch$94 billion in other long term assets, due to the decrease of Ch$67 billion in deferred commissions and expenses on loans, a reduction of Ch$35 billion in the effects of the valuation to a fair price of the derivative instruments and a reduction of Ch$10 billion in post-retirement benefits, compensated in part by an increase of Ch$9 billion in expenses and discounts on bonds.

•	A reduction of Ch$43 billion in long term debtors due to a decrease in Cerj and Coelce as a result of the return of the regulatory assets originally generated during the rationing experienced in 2001.

     Total borrowings of the Company reflect a reduction of Ch$1,541 billion with respect to the same period of the previous year, due principally to:

     Current liabilities decreased Ch$478 billion, or 30.5%, mainly as a result of the reduction of Ch$313 billion in obligations with the public (bonds), principally due to the repayment of the Euro Bonds for €400 million, the reduction of Ch$90 billion in short term obligations with banks as a result of the prepayment of loans for Ch$66 billion by Edesur and Ch$46 billion by Luz de Bogotá. There were also decreases of Ch$33 billion in provisions, Ch$17 billion in the short term portion of long term obligations with banks after paying off debt and Ch$52 billion in various creditors, partially offset by an increase of Ch$76 billion in accounts payable to related companies.

     Long term liabilities fell by Ch$821 billion, or 17.2%, as a result of the decrease of Ch$1,391 billion in obligations with banks due to the prepayment of credits and the refinancing of debt by means of a bond issuance, a decrease of Ch$39 billion in other long term liabilities and the reduction of Ch$20 billion in accounts payable, partially offset by the increase of Ch$602 billion in obligations to the public in order to prepay bank debt.

     Minority interest fell by Ch$353 billion due to the increase in the participations in Cerj and Central Costanera and the reduction of the net worth of the foreign subsidiaries due to the application of Technical Bulletin Nº 64.

     With regard to equity, it increased by Ch$111 billion with respect to June 30, 2003. This variation is explained principally by the shares subscribed during the second preferential option period of our capital increase in December 2003 and by the capitalization of the B1 and B2 bond series.

ITEM 3

CONSOLIDATED INCOME STATEMENT ANALYSIS

     The table below breaks down operating revenues by country for the periods ended June 30, 2003 and 2004.

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	207,554	209,163	1,609	0.8%
Non-electricity subsidiaries (Chile) (1)	72,360	67,863	(4,497)	(6.2%)
Total operating revenues from Chile, except generation business	279,914	277,026	(2,888)	(1.0%)
Edesur (Argentina)	104,839	117,056	12,217	11.7%
Distrilima/Edelnor (Peru)	104,962	97,191	(7,771)	(7.4%)
Cerj (Brazil)	183,284	205,220	21,936	12.0%
Investluz/Coelce (Brazil)	112,345	143,139	30,794	27.4%
Luz de Bogota/Codensa (Colombia)	154,153	199,248	45,095	29.3%
Total operating revenues, excluding Chile and generation business	659,583	761,854	102,271	15.5%
Endesa-Chile	488,341	547,592	59,251	12.1%
Less: intercompany transactions	(162,641)	(158,016)	4,625	(2.8%)
Total operating revenues	1,265,197	1,428,456	163,259	12.9%

(1)	Includes operating revenues of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down operating costs by country for the periods ended June 30, 2003 and 2004.

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(145,569)	(147,435)	(1,866)	1.3%
Non-electricity subsidiaries (Chile) (1)	(54,675)	(53,238)	1,437	(2.6%)
Total operating costs, Chile except generation business	(200,244)	(200,673)	(429)	0.2%
Edesur (Argentina)	(92,796)	(99,821)	(7,025)	7.6%
Distrilima/Edelnor (Peru)	(78,251)	(73,218)	5,033	(6.4%)
Cerj (Brazil)	(150,607)	(169,286)	(18,679)	12.4%
Investluz/Coelce (Brazil)	(81,023)	(122,193)	(41,170)	50.8%
Luz de Bogota/Codensa (Colombia)	(135,667)	(148,816)	(13,149)	9.7%
Total operating costs, excluding Chile and generation business	(538,344)	(613,334)	(74,990)	13.9%
Endesa-Chile	(290,513)	(334,000)	(43,487)	15.0%
Less: intercompany transactions	148,948	145,074	(3,874)	(2.6%)
Total operating costs	(880,153)	(1,002,933)	(122,780)	13.9%

(1)	Includes operating costs of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down our selling and administrative expenses by country for the periods ended June 30, 2003 and 2004.

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(14,598)	(17,258)	(2,660)	18.2%
Non-electricity subsidiaries (Chile) (1)	(14,752)	(14,544)	208	(1.4%)
Total selling and administrative expenses Chile, except generation business	(29,350)	(31,802)	(2,452)	8.4%
Edesur (Argentina)	(15,909)	(15,140)	769	(4.8%)
Distrilima/Edelnor (Peru)	(9,553)	(8,811)	742	(7.8%)
Cerj (Brazil)	(5,426)	(8,767)	(3,341)	61.6%
Investluz/Coelce (Brazil)	(15,128)	(16,891)	(1,763)	11.7%
Luz de Bogota/Codensa (Colombia)	(12,584)	(4,639)	7,945	(63.1%)
Total selling and administrative expenses, excluding Chile and generation business	(58,600)	(54,248)	4,352	(7.4%)
Endesa-Chile	(15,911)	(22,889)	(6,978)	43.9%
Less: intercompany transactions	13,604	14,054	450	3.3%
Total selling and administrative expenses	(90,257)	(94,885)	(4,628)	5.1%

(1)	Includes selling and administrative expenses of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down our operating income by country for the periods ended June 30, 2003 and 2004.

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	47,387	44,470	(2,917)	(6.2%)
Non-electricity subsidiaries (Chile) (1)	2,933	81	(2,852)	(97.2%)
Total operating income Chile except generation business	50,320	44,551	(5,769)	(11.5%)
Edesur (Argentina)	(3,866)	2,095	5,961	n.a.
Distrilima/Edelnor (Peru)	17,158	15,162	(1,996)	(11.6%)
Cerj (Brazil)	27,251	27,167	(84)	(0.3%)
Investluz/Coelce (Brazil)	16,194	4,055	(12,139)	(75.0%)
Luz de Bogota/Codensa (Colombia)	5,902	45,793	39,891	675.9%
Total operating income, excluding Chile and generation business	62,639	94,272	31,633	50.5%
Endesa-Chile	181,917	190,703	8,786	4.8%
Less: intercompany transactions	(89)	1,112	1,201	n.a.
Total operating income	294,787	330,638	35,851	12.2%

(1)	Includes operating income of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below sets forth non-operating income (expense) for the periods indicated.

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
Net interest expense	(169,635)	(151,120)	18,515	(10.9%)
Net income from related companies	20,086	16,095	(3,991)	(19.9%)
Net other non-operating income (expense)	(41,864)	(12,605)	29,259	(69.9%)
Net monetary exposure	258	13,599	13,341	5,170.9%
Goodwill amortization	(27,084)	(26,928)	156	(0.6%)
Non-operating expense	(218,239)	(160,959)	57,280	(26.2%)

     The table below sets forth our net income for the periods indicated.

	Second quarter ended June 30,
	2003	2004	Change	% Change
	(in millions of Ch$)
Operating income	294,787	330,638	35,851	12.2%
Non-operating income	(218,239)	(160,959)	57,280	(26.2%)
Net income before taxes, minority interest and negative goodwill amortization	76,548	169,679	93,131	121.7%
Income taxes	(57,849)	(112,164)	(54,315)	93.9%
Minority interest	(22,727)	(53,195)	(30,468)	134.1%
Amortization of negative goodwill	44,152	9,454	(34,698)	(78.6%)
Extraordinary items	0	0	0	n.a.
Net income	40,124	13,774	(26,350)	(65.7%)

Operating Income

     Operating income for the second quarter of 2004 increased by 12.2% or Ch$35.9 billion, compared to June 2003, reaching Ch$330.6 billion. During the first half of 2004, Codensa’s operating income increased Ch$39.9 billion. This increase was mainly due to 5.4% higher sales due to higher demand, Ch$8 billion lower selling, general and administrative expenses and a decrease in energy losses from 10.3% to 9.9%. During the first half of 2004, Coelce’s operating income decreased by Ch$12.1 billion. This decrease was principally due to higher energy prices that were not compensated by the tariff increase and an increase in energy losses from 12.9% to 13.8%.

     During the second quarter of 2004, our generation business experienced an increase in physical sales from 24,638 GWh in 2003 to 26,223 GWh in 2004, or 6.4%. In addition, during the second quarter of 2004, our distribution business experienced an increase in physical sales from 24,479 GWh in 2003 to 25,827 GWh in 2004, or 5.5%. These increases are mainly due to the economic recovery in most of the countries where we operate. Our customer base increased 4.1% from 10.2 million as of June 30, 2003 to 10.6 million as of June 30, 2004.

     Operating revenues increased by Ch$163.3 billion during the second quarter of 2004 compared to the same period in 2003, partially offset by Ch$122.8 billion in higher operating costs. The main reason for these variations is the higher activity levels associated to higher demand. Selling and administrative expenses increased by Ch$4.6 billion as a consequence of higher provisions for uncollectable amounts.

Non-Operating Income

     The non-operating results of the company improved by 26.2%, or Ch$57 billion from a loss of Ch$218 billion as of June 30, 2003 to a loss of Ch$161 billion as of June 30, 2004.

     Financial expenses net of financial income decreased by 10.9% or Ch$19 billion, from a net expense of Ch$170 billion in June 30, 2003 to a net expense of Ch$151 billion on June 30, 2004. The decrease in expenses is mainly due to a reduction in debt.

     Income from investments in related companies reflect a decrease of 19.9% or Ch$4 billion from a profit of Ch$20 billion in the first half of 2003 to a profit of Ch$16 billion as of June 30, 2004. This was due fundamentally to the lower results registered in the related companies, CIEN and GasatAcama; in CIEN due to the impact of the renegotiation of the contracts with Copel and in GasatAcama, due to the higher costs of utilizing alternative fuels as a result of the restrictions on gas from Argentina.

     The amortization of positive goodwill remained at the same level and did not have any significant variations. This amounted to Ch$27 billion, a reduction of 0.6%. The reduced amortization is due to the effect of the exchange rate of the Chilean peso on the foreign subsidiaries controlled in U.S. dollars and have a positive goodwill.

     Other net non-operating income and expenses rose by Ch$29 billion from a loss of Ch$42 billion in June 30, 2003 to a loss of Ch$13 billion in June 30, 2004. The principal reasons that explain this variation in results are the following:

•	Reduction of Ch$69 billion in losses caused by the adjustment on the application of Technical Bulletin Nº 64, principally on the subsidiaries in Brazil and Argentina. This was mainly due to the revaluation of the Brazilian Real and the Argentine Peso against the U.S. dollar during 2003.

•	Reduction of Ch$22 billion in provisions on contingencies and lawsuits.

•	Reduction of Ch$10 billion in pension plans and UFIR Brazil taxes.

•	Indemnity for Ch$8 billion received by Edesur from Alstom-Pirelli on the case involving the Azopardo sub-station.

•	Reduction of Ch$5 billion in losses from adjustments to PEV (equity income) of investments in related companies.

•	Increase of Ch$2 billion in net income from recalculation of CDEC-SING power.

•	The above was partially compensated by the following:

•	Reduction of Ch$74 billion in profits from sales of investments.

•	Increase of Ch$5 billion in Colombia corresponding to a 1.2% tax on the equity of all companies based in Colombia.

     Price-level restatement and exchange differences show an increase of Ch$13 billion with respect to the first half of the previous year, rising from a profit of Ch$0.3 billion as of June 30, 2003 to a profit of Ch$14 billion in the second quarter of 2004. This is principally the result of the effects of the nominal devaluation of 7.2% of the Chilean peso against the U.S. dollar as of June 30, 2004 as compared to the appreciation of 2.7% of the Chilean peso as of the same date of the previous year. These effects were compensated to a large degree by forward contracts maintained by the company.

     Income Tax and Deferred Taxes. As of June 30, 2004 the company had an increase of Ch$54 billion with respect to the same period of the previous year, rising from Ch$58 billion (Ch$77 billion in income tax expenses and Ch$19 billion in profits on deferred taxes) in June 30, 2003 to an expense of Ch$112 billion (Ch$66 billion in income tax expenses and Ch$47 billion in losses on deferred taxes) on June 30, 2004.

     The Ch$12 billion of lower income tax are related to the fact that in June 2003, Enersis recognized the effect on the sale of Río Maipo, Canutillar and Infraestructura 2000. Taxes derived from that sales amounted to Ch$ 34 billion. This figure, was partially compensated by an increase in income tax on the improved taxable results of Chilectra by Ch$6 billion, and the subsidiaries Codensa and Emgesa in Colombia by Ch$11 billion and Ch$4 billion, respectively.

     With regard to deferred taxes, these show a negative variation of Ch$66 billion, explained mainly by the generating subsidiaries in Argentina (Central Costanera and Chocón) for Ch$17 billion and Ch$21 billion, respectively. This is because in June 2003 the company registered, for the first time, the effects of tax losses (mainly the devaluation of the Argentine peso) in Ch$30 billion that the company had as of that date. However, as a result of the recovery in the exchange rate of Ch$30 billion and the improved results of our subsidiaries, tax losses decreased, reflecting as of June 30, 2004, losses on the reversal of deferred taxes of Ch$8 billion. Other significant effects were the increase of Ch$11 billion in expenses from deferred taxes in Enersis and Ch$9 billion in Endesa-Chile.

     The amortization on negative goodwill amounted to Ch$9 billion which, when compared to the first half of 2003, presents a reduction of Ch$35 billion. The reduced amortization is explained by the acceleration of the greater added value following the investment in CERJ in January 2003, registered as of June 2003.

ITEM 4

RECENT DEVELOPMENTS

ICSID Arbitration

     On April 25, 2003, Enersis, Endesa-Chile, Elesur and Chilectra filed an action before the International Center for the Settlement of Investment Disputes, or the ICSID, in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina. The grounds of this action are the damages experienced by the Company and its subsidiaries in Argentina as a consequence of the approval of Law N° 25,561 (Economic Emergency Law) on January 6th , 2002, Decree N°. 214/2002, Decree N°. 293/2002, Resolution N°. 38/2002 of the Ministry of Economy, and complementary rules. The outcome of these new rules has been a completely new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992. The original commitments assumed by the Republic of Argentina regarding these investments have not been complied with. The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments in the Republic of Argentina is against the letter and the spirit of the Treaty for the promotion and protection of reciprocal investments signed between the Republic of Chile and the Republic of Argentina. On January 21, 2004 the Arbitration Court was settled and their first meeting with all parties took place on April 3, 2004. Starting from that date, the Court conceded four months to submit the final suit and a term of four months as well for answering such suit by the Republic of Argentina.

     On July 28, 2004, Enersis, Endesa-Chile, Elesur and Chilectra filed the final suit against the Republic of Argentina. In their suit, the companies are claiming US$1,306.9 million for the loss in value of their Argentine affiliate. In the alternative, the companies are claiming US$421 million which includes damages and loss of profits, plus an additional amount of expected profits.

     There can be no assurance that the outcome of this arbitration will be favorable to us or, if favorable, that we will be able to execute our claim against the Argentine government.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.
Date: July 30, 2004	By:	/s/ Mario Valcarce
		Name:	Mario Valcarce
		Title:	Chief Executive Officer